UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 17, 2023, regarding the Transfer of Ultia.

Istanbul, February 17, 2023

Announcement Regarding the Transfer of Ultia

It has been resolved to transfer all kinds of intellectual property rights, including but not limited to, all software, domain names, brands and patents of Ultia Platform (“Ultia”), which is held by Turkcell Teknoloji Araştırma ve Geliştirme A.Ş., a 100% subsidiary of our Company, to Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş., a technology-oriented company established by Re-Pie Portföy Yönetimi A.Ş. Turkcell New Technologies Venture Capital Investment Fund, which was established to invest in ventures that can create synergies with our Group’s strategic focus areas, as a result of the valuation to be made by a valuation company licensed by the Capital Markets Board, at a value not less than the value to be determined in the valuation report. With this transfer, it is aimed for Ultia to become an effective player in the market by being supported through a more focused structure, and to provide strategic and financial benefits to our Company and create long-term value with the synergy to be created. Developments regarding this subject will be announced to the public fully and in a timely manner.

* Ultia: It is an application development platform that offers ready modules to digitalize business processes of companies such as HR, CRM, etc., or an infrastructure that can be used for design.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 17, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 17, 2023	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer